Exhibit 99.2

Information pursuant to Section 125 Para. 5 of the German

Stock Corporation Act (AktG) in conjunction with Art. 4 Para. 1 and Table 3 of the Annex to Implementing Regulation (EU)

2018/1212

Type of information	Description
A. Specification of the message
1. Unique identifier of the event	BFAOHV211214
2. Type of message	Meeting Notice in the format pursuant to the Implementing Regulation (EU) 2018/1212: NEWM
B. Specification of the issuer
1. ISIN	DE0006046113
2. Name of issuer	Biofrontera Aktiengesellschaft
C. Specification of the meeting
1. Date of the General Meeting	Dec 14, 2021 in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211214
2. Time of the General Meeting	11:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 10:00 UTC

3. Type of General Meeting	General meeting in the format pursuant to the Implementing Regulation (EU) 2018/1212: GMET
4. Location of the General Meeting

Location of the General Meeting in the sense of the German Stock Corporation Act (AktG): Company offices, Hemmelrather Weg 201, D-51377 Leverkusen

URL to the password-protected GM-portal as a virtual venue: https://www.biofrontera.com/en/investors/annual-general-meeting

5. Record Date	Dec 10, 2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211210; 23:00 UTC
6. Uniform Resource Locator (URL)	German: https://www.biofrontera.com/de/investoren/hauptversammlung English: https://www.biofrontera.com/en/investors/annual-general-meeting
D. Participation in the general meeting via participation through proxy
1. Method of participation by shareholder	Voting via participation through proxy in the format pursuant to the Implementing Regulation (EU) 2018/1212: PX
2. Issuer deadline for the notification of participation	Registration for the General Meeting by no later than 10.12.2021 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211210; 23:00 UTC
3. Issuer deadline for voting

participation through proxy by letter, fax or e-mail until Dec 13, 2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211213; 23:00 UTC

The participation through proxy via the GM-portal is possible until the start of voting on the day of the GM.

in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211214; until the start of voting

D. Participation in the general meeting via voting by correspondence
1. Method of participation by shareholder	Voting via voting by correspondence in the format pursuant to the Implementing Regulation (EU) 2018/1212: EV
2. Issuer deadline for the notification of participation	Registration for the General Meeting by no later than Dec 10, 2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211210; 23:00 UTC
3. Issuer deadline for voting

The voting by correspondence via the GM-portal is possible until the start of voting on the day of the GM.

in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211214 until the start of voting

E. Agenda - agenda item 1
1. Unique identifier of the agenda item	1
2. Title of the agenda item

Submission of the adopted separate annual financial statements and approved consolidated financial statements, the combined separate and Group management report, the Management Board’s explanatory report relating to the disclosures pursuant to Sections 289a (1), 315a (1) of the German Commercial Code (HGB), and of the Supervisory Board’s report for the financial year ending December 31, 2020

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting
4. Vote	No vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: —
5. Alternative voting options	The following voting options are available for the voting: — in the format pursuant to the Implementing Regulation (EU) 2018/1212: —

E. Agenda - agenda item 2

1. Unique identifier of the agenda item	2

2. Title of the agenda item	Resolution concerning the discharge of the members of the Management Board for the 2020 financial year
3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting
4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda - agenda item 3
1. Unique identifier of the agenda item	3
2. Title of the agenda item	Resolution concerning the discharge of the members of the Supervisory Board for the 2020 financial year
3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting
4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda - agenda item 4
1. Unique identifier of the agenda item	4
2. Title of the agenda item	Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the 2021 financial year and as auditor for a possible audit review of the condensed interim financial statements and interim management report

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting
4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda - agenda item 5a
1. Unique identifier of the agenda item	5a
2. Title of the agenda item	Elections to the Supervisory Board; a) Heikki Lanckriet
3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting
4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB
E. Agenda - agenda item 5b
1. Unique identifier of the agenda item	5b
2. Title of the agenda item	Elections to the Supervisory Board; b) Dr. Helge Lubenow
3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting
4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV
5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

E. Agenda - agenda item 5c

1. Unique identifier of the agenda item	5c

2. Title of the agenda item	Elections to the Supervisory Board; c) Prof. Franca Ruhwedel

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting

4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV

5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

E. Agenda - agenda item 5d

1. Unique identifier of the agenda item	5d

2. Title of the agenda item	Elections to the Supervisory Board; d) Karlheinz Schmelig

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting

4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV

5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

E. Agenda - agenda item 5e

1. Unique identifier of the agenda item	5e

2. Title of the agenda item	Elections to the Supervisory Board; e) Dr. Jörgen Tielmann

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting

4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV

5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

E. Agenda - agenda item 5f

1. Unique identifier of the agenda item	5f

2. Title of the agenda item	Elections to the Supervisory Board; f) Wilhelm K. T. Zours

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting

4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV

5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

E. Agenda - agenda item 6

1. Unique identifier of the agenda item	6

2. Title of the agenda item	Resolution on the confirmation of the remuneration of the Supervisory Board

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting

4. Vote	The agenda item is subject to a binding vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: BV

5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

E. Agenda - agenda item 7

1. Unique identifier of the agenda item	7

2. Title of the agenda item	Resolution on the approval of the remuneration system for the members of the Management Board

3. Uniform Resource Locator (URL) of the materials	https://www.biofrontera.com/en/investors/annual-general-meeting

4. Vote	The agenda item is subject to an advisory vote in the format pursuant to the Implementing Regulation (EU) 2018/1212: AV

5. Alternative voting options	The following voting options are available for the voting: vote in favour, vote against, abstention in the format pursuant to the Implementing Regulation (EU) 2018/1212: VF, VA, AB

F. Specification of the deadlines regarding the exercise of other shareholders rights - Transmission of requests for additional agenda items

1. Object of deadline	Transmission of requests for additional agenda items

2. Applicable issuer deadline	29.11.2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211129; 23:00 UTC

F. Specification of the deadlines regarding the exercise of other shareholders rights - Submission of counter-motions

1. Object of deadline	Submission of counter-motions

2. Applicable issuer deadline	Nov 29, 2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211129; 23:00 UTC

F. Specification of the deadlines regarding the exercise of other shareholders rights - Submission of election proposals

1. Object of deadline	Submission of election proposals

2. Applicable issuer deadline	Nov 29, 2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211129; 23:00 UTC

F. Specification of the deadlines regarding the exercise of other shareholders rights - Electronic submission of questions

1. Object of deadline	Electronic submission of questions

2. Applicable issuer deadline	Dec 12, 2021, 24:00 CET in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211212; 23:00 UTC

F. Specification of the deadlines regarding the exercise of other shareholders rights - Electronic filing of objections against the resolutions of the General Meeting

1. Object of deadline	Electronic filing of objections against the resolutions of the General Meeting

2. Applicable issuer deadline	Dec 14, 2021, until the end of the general meeting in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211214; until the end of the general meeting

F. Indication of the deadlines for exercising other shareholder rights - Access to video and audio stream of the General Meeting via GM-portal on the Internet

1. Object of Deadline	Access to video and audio streams of the General Meeting via GM-portal on the Internet

2. Applicable issuer deadline	Dec. 14, 2021, from 11:00 CET on in the format pursuant to the Implementing Regulation (EU) 2018/1212: 20211214; from 10:00 UTC